CLIFFORD CHANCE US LLP 31 WEST 52ND STREET NEW YORK, NY 10019-6131 TEL +1 212 878 8000 FAX +1 212 878 8375 www.cliffordchance.com

May 18, 2017

Sonia Gupta Barros, Esquire

Coy Garrison, Special Counsel

Office of Real Estate and Commodities

United States Securities and Exchange Commission

Division of Corporation Finance

Mailstop 3233

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Safety, Income and Growth, Inc.

Amendment No. 1 to Registration Statement on Form S-11

Filed May 8, 2017

CIK No. 0001688852

Dear Ms. Barros and Mr. Garrison:

On behalf of our client, Safety, Income and Growth, Inc. (the “Company”), set forth below are the Company’s responses to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) on the Company’s Registration Statement on Form S-11 (the “Registration Statement”), as set forth in the Staff’s letter dated May 11, 2017.  The comments and responses follow the same order as contained in the Staff’s May 11 letter.

Distribution Policy, page 62

1.                   We note that you have not included any adjustments for investing or financing activities in your calculation of estimated cash available for distribution for the 12 months ended March 31, 2018. Please tell us whether you could be responsible for capital expenditures at any of your properties and please tell us what expenditures are included in the line item “Other investing activities” in your predecessor’s Statements of Cash Flows.

We respectfully advise the Staff that the Company is not contractually committed to make nor does the Company anticipate being responsible for, any capital expenditures at any of its properties for the twelve months ending March 31, 2018. The expenditures included in “Other investing activities” in the predecessor’s statements of cash flows relate to fundings made by the Company for construction costs of improvements on the land underlying the Northside Forsyth Hospital Medical Center ground net lease (“GNL”). The Company’s funding obligation under the Northside Forsyth Hospital Medical Center GNL was fully funded in January 2017.

CLIFFORD CHANCE US LLP

Sonia Gupta Barros, Esq.

Coy Garrison, Esq.
United States Securities and
Exchange Commission

May 18, 2017

Unaudited Pro Forma Financial Statements

2.                    We have reviewed your response to comment 1, and note your statement that you do not believe financial statements of SIGI are required given that the transaction through which SIGI acquired Original Safety is not a common control transaction. Please provide additional clarification for how you arrived at this conclusion as it is not clear how SIGI succeeding to a business in a transaction that is not a reorganization would allow for the omission of SIGI’s financial statements.

The Company acknowledges that Section 1160.1 of the Division of Corporation Finance’s Financial Reporting Manual (the “FRM”) contemplates that financial statements of both the registrant and an acquired/predecessor business will be included in a registration statement where the registrant will succeed to a business in a transaction that is not a reorganization.  We believe, however, that the circumstances contemplated by the FRM assume that the registrant had activities prior to the relevant transaction.  In our case, SIGI had no assets, liabilities or operations prior to its capitalization on April 14, 2017.  SIGI was first capitalized with cash on April 14, 2017, and on that same day, SIGI acquired Original Safety by merger.  Financial statements of SIGI would reflect no activities for any period prior to April 14, 2017.  Statements of SIGI that begin on April 14, 2017, if presented, would contain no more or different information than the pro forma financial statements included in the Registration Statement.  For these reasons, the Company respectfully submits that financial statements of SIGI should not be required to be included in the Registration Statement.

3.                    We have considered your response to comment 2. We note that SIGI is managed by SFTY Manager, LLC, which is a wholly owned subsidiary of iStar. Given the fee received by iStar through ownership of SFTY Manager, LLC combined with its equity ownership within SIGI, please provide to us your analysis in determining whether SIGI represents a variable interest entity to iStar and how you determined that iStar was not the primary beneficiary to the extent applicable. Your response should highlight characteristics of any agreements and facts regarding the formation transaction that support your conclusion.

We respectfully advise the Staff that iStar determined that SIGI does not meet the definition of a variable interest entity (“VIE”) in accordance with ASC 810-10-15-14 because: (i) the total equity investment at risk is sufficient to permit SIGI to finance its activities without additional subordinated financial support, (ii) as a group, the holders

CLIFFORD CHANCE US LLP

Sonia Gupta Barros, Esq.

Coy Garrison, Esq.

United States Securities and
Exchange Commission

May 18, 2017

of the equity investment at risk do not lack any of the characteristics of a controlling financial interest, and (iii) while the voting rights of iStar are not in all cases proportionate to its obligation to absorb expected losses and right to receive residual returns, substantially all of SIGI’s activities are not being conducted on iStar’s behalf.  Further analysis on each of the preceding points is included in the paragraphs that follow.

Equity Investment at Risk

iStar determined, in accordance with ASC 810-10-15-14(a), that the initial equity investment at risk, which is $113 million, or 33% of the initial fair value of SIGI’s assets, is sufficient to permit SIGI to finance its activities without additional subordinated financial support from any parties, including SIGI’s equity holders.  In reaching this conclusion, the Company considered that the capital contributions made by iStar, GICRE and LA (i) participate significantly in profits and losses, (ii) did not consist of interests in other VIEs, (iii) were not funded, directly or indirectly, by SIGI or other parties involved with SIGI, and (iv) were not financed, directly or indirectly, by SIGI or other parties involved with SIGI.  The Company believes its conclusion is supported by the fact that a group of institutional commercial lenders was willing to provide $227 million of mortgage financing on the Company’s assets without requiring a guaranty from any of the equity holders, other than a limited guaranty from iStar for customary non-recourse matters such as fraud, bad faith and similar items.

Controlling Financial Interest Characteristics

iStar determined in accordance with ASC 810-10-15-14(b), that SIGI’s equity holders have the power, through voting rights or similar rights, to direct the activities of the Company that most significantly impact its performance. All equity holders have voting rights through their rights to designate, remove and replace the members of SIGI’s board of directors.  The Company’s board of directors oversees the Company’s affairs.  Additionally, the equity holders have voting power and the right to participate in SIGI’s expected residual returns and the obligation to absorb its expected losses through their ownership of SIGI’s common stock.

The management agreement with the Company’s manager provides for the payment of an annual fee of 0.5% of the equity invested in the Company by its investors.  The management fee is payable beginning July 1, 2018.  No management fee is payable prior to July 1, 2018.  The management agreement has a term of five years, but is subject to

CLIFFORD CHANCE US LLP

Sonia Gupta Barros, Esq.

Coy Garrison, Esq.

United States Securities and
Exchange Commission

May 18, 2017

early termination by the Company at any time.  The termination of the management agreement and appointment of a new manager are subject to the approval of GICRE and LA.

Disproportionate Voting Rights

In accordance with ASC 810-10-15-14(c)(1), iStar determined that it has disproportionately less voting rights relative to its obligation to absorb expected losses and right to receive expected residual returns.  This is because certain material actions require the approval of the directors designated by both GICRE and LA, but not the director nominated by iStar.  These matters include the approval of SIGI’s annual budget, approval of investments, approval of indebtedness and the appointment or replacement of the manager in accordance with the management agreement.

Notwithstanding its disproportionate voting rights, iStar determined that SIGI is not a VIE in accordance with ASC 810-10-15-14(c)(2) because substantially all of SIGI’s activities are not conducted on behalf of iStar.  In reaching this conclusion, iStar considered a number of factors including that (i) iStar is not obligated to provide substantially all of any additional capital contributions that may be necessary to cover operating shortfalls, (ii) SIGI’s business activities are consistent with the business objectives of iStar, GICRE and LA, (iii) iStar’s management relationship is subject to the oversight of GICRE and LA who have the sole right to jointly replace the current iStar affiliate as the manager in accordance with the management agreement, and (iv) the economics (e.g., capital at risk, participation in profits, etc.) are proportionate to the ownership interests in SIGI and are not heavily skewed toward iStar.  The fee payable to the manager is consistent with market terms and does not commence until July 1, 2018.

For the reasons described above, iStar concluded that SIGI is not a VIE but is a voting interest entity that it would not be required to consolidate because of its lack of control over key operating matters as more fully discussed above.

4.                    We also note from your response to comment 2 that you believe the formation transactions resulted in a business combination primarily because SIGI is controlled by GICRE and LA who should be viewed as a group for purposes of determining control. Please tell us whether any written agreement exists between GICRE and LA to vote a majority of SIGI’s shares in concert, and if not, please tell

CLIFFORD CHANCE US LLP

Sonia Gupta Barros, Esq.

Coy Garrison, Esq.

United States Securities and
Exchange Commission

May 18, 2017

us how you determined that GICRE and LA should be viewed as a control group. Please refer to any applicable accounting literature that supports your conclusion.

We respectfully advise the Staff that the guidance included in EITF Issue No. 02-5, Definition of “Common Control” in Relation to FASB Statement No. 141 was not the basis for the Company’s conclusion that the formation transactions resulted in a business combination.  The Company believes that ASC 805-10-55-15 is the applicable GAAP for new basis accounting for transactions such as the Company’s formation transactions, but it does not provide specific guidance as to when a newly formed entity has substance to be considered an accounting acquirer.  In the absence of specific GAAP, the Company looked to how historically accepted practice has reported similar new basis accounting transactions.

In considering practice in this area, the Company observed that prevailing views can be illustrated through two examples, set forth below.  Practice has accepted that a business combination has occurred in the first example, but not the second.

•                  Example # 1 — Five investors form a new entity with each investor contributing cash in exchange for a 20% interest and there being no agreement that the investors vote their equity interests in concert.  Subsequent to being capitalized, the new entity acquires a business by transferring cash to the seller in exchange for 100% of the seller’s equity interest, thereby resulting in the new entity obtaining control.  In practice, this fact pattern would result in a business combination with the newly formed substantive entity as the accounting acquirer.  Specifically, ASC 805-10-55-15 states, “..a new entity that transfers cash or other assets or incurs liabilities as consideration may be the acquirer.”

•                  Example # 2 — Two investors form a new entity for the purpose of acquiring a business from one of the investors.  The first investor contributes cash to the new entity in exchange for a 20% interest, and the second investor contributes its business in exchange for an 80% interest in the new entity.  There is no agreement that the investors vote their equity interests in concert, but the 20% investor is granted certain veto rights that result in neither investor having control over the new entity.  In practice, this fact pattern would not result in a business combination as the new entity lacks substance and no investor gained control over the business,  In other words, the new entity with consideration only

CLIFFORD CHANCE US LLP

Sonia Gupta Barros, Esq.

Coy Garrison, Esq.

United States Securities and
Exchange Commission

May 18, 2017

sufficient to acquire a 20% interest in the business would most likely not be considered to have the financial wherewithal to enter into a business combination.  Therefore, the transaction would be considered a recapitalization/issuance of equity by the existing business and the basis within the new entity should be consistent with the basis of the investor that has effectively retained an 80% interest in the “acquired” business.

In analyzing our integrated transaction in the context of the preceding examples, SIGI was formed by three investors who contributed cash and own 38% (GICRE), 13% (LA) and 49% (iStar) of SIGI’s equity, respectively.  SIGI then acquired Original Safety by merger.  SIGI survived the merger and owns and controls the business that was previously conducted by Original Safety and 100% owned by iStar.  Although not a control group and neither party would consolidate SIGI, GICRE and LA have effectively gained control of SIGI through their rights to approve SIGI’s annual budget, new investments, incurrence of indebtedness and appointment and replacement of the manager.  The Company believes that its fact pattern is consistent with the substance of the first example whereby practice has concluded that the newly formed entity has substance and a business combination has occurred.  Given that a majority of SIGI’s ownership interests are held by new investors with substantive participatory rights in SIGI’s governance, the Company believes that its conclusion is an acceptable interpretation of the limited GAAP that exists in this area.

In addition, as a practical matter, we believe that the agreement entered into between iStar, GICRE and LA functions similarly to a written agreement between GICRE and LA to vote their shares in concert.  In the context of an operating business like the Company, it would not be practical for GICRE and LA to pre-agree on how they would vote in concert on matters as they arise.  In effect, their joint approval rights over the Company’s annual budget, new investments, incurrence of indebtedness and the termination and replacement of the manager constitute, in our view, an agreement to act in concert in the context of an operating business.  Although there is no explicit agreement between them as to how they will vote on specific matters, they have effectively agreed that unless they both agree, the business will not change in any material respect.  As a result, the Company continues to believe that the integrated transactions, including the capitalization of SIGI, the consummation of the merger and the implementation of the governance of SIGI, resulted in a business combination, and

CLIFFORD CHANCE US LLP

Sonia Gupta Barros, Esq.

Coy Garrison, Esq.

United States Securities and
Exchange Commission

May 18, 2017

that its accounting for the business combination is acceptable and consistent with practice.

************

We appreciate the Staff’s review of this response letter.  If you have any questions regarding the matters discussed herein, please contact the undersigned at (212) 878-8526.

Sincerely,

/s/ Kathleen L. Werner

Kathleen L. Werner

cc:                                Eric McPhee, Securities and Exchange Commission

Wilson Lee, Securities and Exchange Commission

Jay Sugarman, Safety, Income and Growth, Inc.

Geoffrey Jervis, Safety, Income and Growth, Inc.